

December 4, 2014

Via E-mail
Mr. Steven Kass
Chief Financial Officer
Tofutti Brands Inc.
50 Jackson Drive
Cranford, NJ 07016

> **Re: Tofutti Brands Inc.**
> **Form 10-K for the Fiscal Year ended December 28, 2013**
> **Filed March 28, 2014**
> **File No. 001-09009**

Dear Mr. Kass:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 28, 2013

Financial Statements

Note 2 - Description of the Business and Summary of Significant Accounting Policies, page F-6

1.   We note disclosure indicating you operate in one segment. Please disclose the factors considered in formulating this view to comply with FASB ASC 280-10-50-21. Tell us how you concluded that your product groups are not segments. Additionally, it appears you should provide information about product sales to comply with FASB ASC 280-10-50-40, and information about sales and assets by geographic areas to comply with FASB ASC 280-10-50-41. In this regard, we note disclosure on page 3 of your Form 10-K that identifies the different product lines and subcategories you produce, including Frozen Desserts, Nondairy Soy-Based Cheese Products and Frozen Food Products. We also note from your disclosure on page 6 that you have domestic and international sales.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief